UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

SIX FLAGS, INC.
(Name of Issuer)

Common Stock, par value $.025 per share
(Title of Class of Securities)

83001P109
(CUSIP Number)

Mark R. Beatty, Esq. Cascade Investment, L.L.C. 2365 Carillon Point, Kirkland, WA 98033, (425) 889-7900	James C. Morphy, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2004
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

         Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         (Continued on following pages)

SCHEDULE 13D

CUSIP No. 83001P109	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cascade Investment, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,810,120*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,810,120*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,810,120*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The number of shares of Common Stock shown includes 599,520 shares of Common Stock into which 500,000 shares of the Issuer’s Preferred Income Equity Redeemable Shares (“PIERS”) held by Cascade Investment, L.L.C. (“Cascade”) are currently convertible.

**	The denominator is based on 93,641,048 shares of Common Stock that consists of (i) 93,041,528 shares of Common Stock outstanding as of July 26, 2004, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 9, 2004, and (ii) 599,520 shares of Common Stock into which 500,000 shares of the PIERS held by Cascade are currently convertible.

SCHEDULE 13D

CUSIP No. 83001P109	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William H. Gates III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,810,120*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,810,120*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,810,120*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	All Common Stock and PIERS held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the manager and executive officer of Cascade, has voting and investment power with respect to the Common Stock and PIERS held by Cascade. Mr. Larson disclaims any beneficial ownership of the Common Stock and PIERS beneficially owned by Cascade and Mr. Gates.

**	The denominator is based on 93,641,048 shares of Common Stock that consists of (i) 93,041,528 shares of Common Stock outstanding as of July 26, 2004, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 9, 2004, and (ii) 599,520 shares of Common Stock into which 500,000 shares of the PIERS held by Cascade are currently convertible.
ITEM 1.	SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $.025 per share (the “Common Stock”), of Six Flags, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131.

ITEM 2.	IDENTITY AND BACKGROUND

(a)     This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates”). The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)     Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit 1, which is attached hereto and incorporated herein by reference. Exhibit 1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     Mr. Gates is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Cascade purchased the shares of Common Stock covered by this Schedule 13D prior to September 2002 in open market purchases for an aggregate purchase price of $147,627,731. Cascade purchased the shares of the Issuer’s Preferred Income Equity Redeemable Shares (“PIERS”) covered by this Schedule 13D prior to September 2002 in open market purchases for an aggregate purchase price of $12,500,000. The source of Cascade’s payment of the purchase price for each purchase of shares of Common Stock and PIERS covered by this Schedule 13D was its working capital.

Cascade did not purchase any of the shares of Common Stock and PIERS with borrowed funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have been investors in the Issuer for over five years. They have become increasingly dissatisfied with the financial performance of the Issuer. As a result, the Reporting Persons intend to engage in discussions with the management of the Issuer and/or the presiding director of the non-management members of the Issuer’s board of directors (the “Board”) or other members of the Board with respect to certain issues relating to, among others, the Issuer’s strategic decision-making and Issuer’s recent financial and operating performance. The Reporting Persons may also approach other holders of Issuer’s securities in order to discuss similar matters of mutual interest, including, but not limited to, the possibility of nominating a person to become a director. The Reporting Persons have previously reported their beneficial ownership of Issuer’s securities in a statement on Schedule 13G. Pursuant to the applicable provisions of the Federal securities laws, however, a reporting person is no longer eligible to use a statement on Schedule 13G if such person “holds the securities with a purpose or effect of changing or influencing control of the issuer”. Because the actions described above would have the purpose and could have the effect of influencing the management and policies of the Issuer, the purpose of this filing is to report the Reporting Persons’ beneficial ownership of Issuer securities in a statement on Schedule 13D.

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The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of July 26, 2004, there were 93,641,048 shares of Common Stock issued and outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 9, 2004 (SEC File No. 001-13703).

As of the filing date of this Schedule 13D, Cascade beneficially owns 10,810,120 shares of Common Stock, including 599,520 shares of Common Stock into which 500,000 shares of the PIERS held by Cascade are currently convertible, which represents approximately 11.5% of the shares of Common Stock currently issued and outstanding.

All shares held by Cascade may be deemed to be beneficially owned by Gates as the sole member of Cascade. Therefore, as of the filing date of this Schedule 13D, Gates may be deemed to beneficially own 10,810,120 shares of Common Stock, including 599,520 shares of Common Stock into which 500,000 shares of the PIERS held by Cascade are currently convertible, which represents approximately 11.5% of the shares of Common Stock currently issued and outstanding.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

As of the filing date of this Schedule 13D, Cascade had sole power to vote or direct the vote and dispose or direct the disposition of 10,810,120 shares of Common Stock, including 599,520 shares of Common Stock into which 500,000 shares of the PIERS held by Cascade are currently convertible.

All shares held by Cascade may be deemed to be beneficially owned by Gates as the sole member of Cascade. Therefore, as of the filing date of this Schedule 13D, Gates had shared power to vote or direct the vote and dispose or direct the disposition of 10,810,120 shares of Common Stock, including 599,520 shares of Common Stock into which 500,000 shares of the PIERS held by Cascade are currently convertible.

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(c)     Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1, (i) beneficially owns any shares of Common Stock, (ii) have effected any transaction in Common Stock during the past 60 days.

(d)     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)     Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of August 31, 2004, attached hereto as Exhibit 2, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit No.	Exhibit Description
Exhibit 1	Name, business address, present principal occupation and citizenship of each executive officer or person controlling each of Cascade Investment, L.L.C.

Exhibit 2	Joint Filing Agreement, dated as of August 31, 2004.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2004

CASCADE INVESTMENT, L.L.C.
By:	/s/ Michael Larson

	Name: Title:	Michael Larson Manager

WILLIAM H. GATES III
By:	/s/ Michael Larson

	Name: Title:	Michael Larson* Attorney-in-fact

*    Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
Exhibit 1	Name, business address, present principal occupation and citizenship of each executive officer or person controlling each of Cascade Investment, L.L.C.

Exhibit 2	Joint Filing Agreement, dated as of August 31, 2004.

EXHIBIT 1

The name, business address and present principal occupation of each of the executive officers and persons controlling Cascade Investment, L.L.C. are set forth below.  Each of these persons is a United States citizen.

Name (Business Address) William H. Gates III (One Microsoft Way Redmond, WA 98052)	Positions with Reporting Person Member (and controlling person)	Principal Occupation Chairman of the Board Microsoft Corporation, One Microsoft Way Redmond, WA 98052
Michael Larson (2365 Carillon Point Kirkland, WA 98033)	Manager (and executive officer)	Same

EXHIBIT 2

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or all of us will be filed, on behalf of each of us.

Dated:  August 31, 2004

CASCADE INVESTMENT, L.L.C.
By:	/s/ Michael Larson

	Name: Title:	Michael Larson Manager

WILLIAM H. GATES III
By:	/s/ Michael Larson

	Name: Title:	Michael Larson* Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.